Binah Capital Group, Inc.
17 Battery Place, Room 625
New York, NY 10004

October 26, 2023

VIA OVERNIGHT COURIER AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Susan Block

John Dana Brown

Michael Henderson

Robert Klein

Re:          Binah Capital Group, Inc.

Amendment No. 3 to Registration Statement on Form S-4

Filed September 22, 2023

File No. 333-269004

Ladies and Gentlemen:

This letter is submitted in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in the Staff’s comment letter dated October 18, 2023 (the “Comment Letter”), in respect of Binah Capital Group, Inc.’s (“we”, “our” or “us”) Amendment No. 3 to the Registration Statement on Form S-4, filed with the Commission on September 22, 2023. Concurrently with this response, we are submitting Amendment No. 4 to our Registration Statement on Form S-4 (the “Amendment”).

The responses to the Comment Letter are set forth below, with each paragraph numbered to correspond to the comment number set forth in the Comment Letter. For your convenience, the comments have been reproduced below, together with our responses.

Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Amendment.

Amendment 3 to the Form S-4 filed September 22, 2023

Summary of the Proxy Statement/Prospectus

Wentworth Management Services LLC, page 22

1.	We note your changed disclosure on the cover page clarifying that Wentworth owns ten entities, four of which are broker-dealers. Please similarly revise your disclosure here and elsewhere, as applicable.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on pages 21, 125, and 157 of the Amendment.

Non-GAAP Financial Measures, page 97

2.	We note your response to comment 3 and revised disclosures on pages 98-99 removing the term "pro forma" from your non-GAAP measure descriptions. However, we also note your prior response to comment 4 to our comment letter dated February 24, 2023, in which you state that the non-GAAP measures are presented as if the World Equity Group, Inc. (“WEG”) acquisition, which closed in May 2021 had occurred on January 1, 2019.

Accordingly, it is unclear how this presentation and amounts prepared, on a pro forma basis, comply with the Non-GAAP Financial Measures Compliance & Disclosure Interpretations (“Non-GAAP Financial Measure C&DI”). Please consider revising your presentation of non-GAAP financial measures such that you do not present the information and amounts as if the WEG acquisition had occurred on January 1, 2019, or tell us why you believe this presentation is appropriate.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on pages 98-99 of the Amendment.

3.	We note your response to comment 4. In addition to the above comment, please revise your disclosures to ensure that the items presented in table on page 98 agree to related line items provide in your financial statements. In this regard we note that Total Revenue and Cost of Revenue on page 98 for 2021 do not agree to the amount in the audited Consolidated Statements of Operations on page F-63. Please revise your disclosures to ensure your presentation for these line items (e.g., Revenues, Cost of Revenues, etc.) starts with and includes a reconciliation to the nearest GAAP measures in the Company's financial statements. Refer to Question 102.10(b) of the Non-GAAP Financial Measures C&DI.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on pages 99 of the Amendment.

4.	We note your response to comment 5 and revised disclosure in footnote 3 on page 99 that the column for Post Close Year Ended December 31, 2022 includes estimated public company costs that will burden the Company. Given that these appear to be hypothetical and estimated future public company costs that have not yet been incurred in the historical financial statements, it is unclear how this presentation complies with the Non-GAAP Financial Measure C&DI. Please consider revising to remove this presentation, or tell us why you believe this presentation complies with the non-GAAP C&DI.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on pages 99-100 of the Amendment.

5.	Please tell us your consideration, or consider revising, to include your non-GAAP financial measures and information for the six months ended June 30, 2023 and 2022.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 99 of the Amendment.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended

December 31, 2022, page 130

6.	We note your response to comment 9 as well as your revised disclosure on page 133 stating that the underlying effective tax rate of the combined group for the year ended December 31, 2022, and the period ended June 30, 2023 would have been 0.0%. Considering that the Company is presenting a positive income before income tax for the year ended December 31, 2022, please tell us and revise your disclosure to explain why you have determined that the effective tax rate for the year ended December 31, 2022 would have been 0.0%.Response:

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 134 of the Amendment.

Management's Discussion and Analysis of Financial Condition and Results of Operations of

Wentworth Results of Operations

Commissions, page 164

7.	We note your response to comment 11 and reissue the comment. Please tell us and revise your disclosures to more clearly describe the contractual arrangement terms of the trailing commission revenues, and a more fulsome explanation as to how your accounting policy addresses those contractual terms and complies with ASC 606 citing the specific authoritative literature. In addition, please revise to disclose your average commission fee rates by product type, for both sales-based and trailing, for the periods your financial statements are presented, or tell us where you have included this disclosure.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on pages 165 - 166 of the Amendment. We respectfully refer the Staff to Note 3 — Revenues From Contracts with Customers within the notes to the unaudited consolidated financial statements for the six months ended June 30, 2023, and 2022 for further details regarding our commission revenue by product category and Note 4 — Revenue From Contracts with Customers within the notes to the audited financial statements for the year ended December 31, 2022 as referenced on page 165 of the Amendment.

8.	We note that total commissions revenue for the years ended December 31, 2022 and 2021 on page 165 do not agree with the amounts for these periods as disclosed on page 163 and page F-63, as it appears these amounts also include your advisory fee revenues. Please revise your disclosure accordingly.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 166 of the Amendment.

9.	We note your response to comment 13 and reissue the comment in part. Please quantify the amount of trail eligible assets at the end of each reporting period. If these assets are included in or are classified as brokerage assets, please revise your disclosures to clarify and further, quantify which amounts of the brokerage assets relate to sales-based vs. trailing commissions. In addition, revise to include a discussion of changes in the balance of the trail eligible assets and brokerage assets from period to period and for each of the periods presented in the filing. For example, quantify the impact and explain the change due to inflows, outflows, market appreciation (depreciation), business combination and other material items.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on pages 166-167 of the Amendment.

Advisory Fees, page 165

10.	Please revise to disclose the advisory assets at December 31, 2022 and December 31, 2021. In addition, revise to include a discussion of the movements changes in your advisory assets from period to period and for each of the periods presented in the filing. For example, quantify the impact of the change due to inflows, outflows, market appreciation (depreciation), business combination and other material items.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page 167 of the Amendment.

Notes to the Consolidated Financial Statements

3. Business Combinations, page F-70

11.	We note your response to comment 18 stating that the supplemental pro forma disclosure on pages F-70 and F-71 of the Amendment includes WEG revenue only. However, we note that this appears to be inconsistent with the paragraph preceding the table on page F-71, which states that the information represents revenue and earnings of the combined entity had the acquisition date been January 1, 2021, as well as the requirements in ASC 805-10-50-2(h)(3) which require disclosure of the revenue and earnings of the combined entity. Please consider revising your presentation to present supplemental pro forma information of the combined entity rather than WEG only.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on page F-71 of the Amendment.

Signatures, page II-9

12.	Please provide the second signature block as required by Form S-4.

Response:

We acknowledge the Staff’s comment and have added the second signature block as required by Form S-4.

General

13.	We note the disclosure on the cover page regarding the potential purchase of up to 1,500,000 shares of Series A Convertible Preferred Stock, which under certain conditions will be convertible into shares of Holdings Common Stock, in a private placement in connection with the closing of the Business Combination. Please highlight material differences between the terms and prices of securities issued at the time of the IPO as compared to private placements at the time of the business combination. Disclose if the SPAC's sponsors, directors, or officers will participate in the private placement. Please also refer to our prior comment 14 in our letter to you dated February 24, 2023.

Response:

We acknowledge the Staff’s comment and have revised the disclosure on the cover page and pages 26, 41and 101 of the Amendment.

* * *

Pursuant to the Staff’s request, we hereby acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission; and
•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. We hope that the foregoing responses address the issues raised in the Comment Letter and would be happy to discuss with you any remaining questions or concerns that you may have. Please contact Penny Minna at (410) 580-4228 should you have any questions concerning this letter or require further information.

Very truly yours,

/s/ Michael Nessim
Michael Nessim
Chief Executive Officer

cc:            Penny Minna, Esq.

DLA Piper LLP (US)